SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 13, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on April 13, 2012, on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/sehk/2012/0413/LTN20120413547.pdf with respect to a profit warning the Company had published on the Shanghai Stock Exchange.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: April 13, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made by the Company pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I.	Estimated results of the period:

1.	Period to which the estimated results apply: 1 January 2012 to 31 March 2012.

2.	Estimated results: the net profits attributable to equity holders of the Company for the first quarter of 2012 are expected to be decreased by over 50% when compared to the first quarter of 2011.

China Southern Airlines Company Limited (the "Company") preliminarily estimated the results for the first quarter of 2012 in accordance with the “China Accounting Standards for Business Enterprises” and expects that the net profits attributable to equity holders of the Company for the first quarter of 2012 to be decreased by over 50% when compared to the first quarter of 2011. Details of the same will be disclosed in the first quarterly report of 2012 of the Company.

3.	The estimated results have not yet been audited by certified auditors.

II.	Results for the corresponding period in the previous year:

1.	Net profit attributable to equity holders of the Company (according to the “China Accounting Standards for Business Enterprises”): RMB 1,236 million.

2.	Earnings per share: RMB 0.13.

III.	Explanation:

Due to the factors including the slowdown in the domestic economic growth and the substantial increase of jet fuel prices, the operating results of the Company declined in the first quarter of 2012. In addition, the slowdown in the pace of appreciation of Renminbi against US Dollars has also brought the substantial decrease of exchange gain in the first quarter of 2012.

IV.	Other Related Matters

The above estimated results is only the preliminary estimation made by the management of the Company in accordance with the operating results of the Company, and the details relating to the financial figures of the Company for the first quarter of 2012 will be disclosed in the first quarterly report of 2012 of the Company. Investors are reminded to consider the risks involved in making investment decisions.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

13 April 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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